UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Explanatory Note

Effective March 20, 2025, Collective Mining Ltd. (the “Company”) closed the previously announced transaction (the “Transaction”) with Agnico Eagle Mines Limited (“Agnico Eagle”) pursuant to which Agnico Eagle subscribed for 4,741,984 common shares in the capital of the Company (the “Shares”) at a price of C$11.00 per Share for aggregate consideration of approximately C$52.1 million (the “Offering”). Concurrently with the closing of the Offering, Agnico Eagle exercised all of the common share purchase warrants of the Company (each, a “Warrant”) it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per Share for aggregate consideration of C$11,272,500. On the closing of the Offering and following exercise of the Warrants, Agnico Eagle’s ownership interest in the Shares increased to approximately 14.99%.

In connection with the Transaction, the Company has entered into an Amended and Restated Investor Rights Agreement with Agnico Eagle (the “A&R Investor Rights Agreement”), amending and restating the Investor Rights Agreement previously entered into between the parties in connection with Agnico Eagle’s initial investment in the Company in February 2024 (the “Original Investor Rights Agreement”). Pursuant to the Original Investor Rights Agreement, Agnico Eagle was granted certain rights, provided that it maintained certain ownership thresholds in the Company, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership in the Company at the time of such financing or acquire up to a 9.99% ownership interest, on a partially-diluted basis, in the Company; and (b) the right to nominate one individual (and in the case of an increase in the size of the Company’s board of directors to eight or more directors, two individuals) to the Company’s board of directors. Pursuant to the terms of the A&R Investor Rights Agreement, the ownership interest ceiling in the participation right and top-up right described in (a) above was increased to 14.99%, on a partially-diluted basis, to match Agnico Eagle’s ownership level at closing.

The foregoing is only a summary of the terms of the A&R Investor Rights Agreement and the Original Investor Rights Agreement and does not purport to be complete.

The Company intends to use the net proceeds from the Offering and the exercise of the Warrants for exploration on the Company’s properties in Colombia and for general working capital purposes.

The A&R Investor Rights Agreement is attached hereto as exhibit 4.1 and is being provided for informational purposes only.

In accordance with General Instruction B of Form 6-K, the Exhibit Information shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
4.1	Amended and Restated Investor Rights Agreement, dated March 20, 2025, by and between Agnico Eagle Mines Limited and Collective Mining Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.

Date: March 21, 2025	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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